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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                  New England Realty Associates Limited Partnership
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                                    (Name of Issuer)


                               Depositary Receipts
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                         (Title of Class of Securities)


                                    644206104
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                                 (CUSIP Number)


                                  Harold Brown
              c/o New England Realty Associates Limited Partnership
                               39 Brighton Avenue
                                Allston, MA 02134
                                 (617) 783-0039
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                October 28, 1999
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             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note:    Six copies of this statement, including all exhibits,
should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         HAROLD BROWN  - SS####-##-####
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(1)    Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of
       Above Persons

                        (Continued on following page(s))

                                Page 1 of 5 Pages

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CUSIP No. 644206104                    13D                    Page 2 of 5 Pages
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(2)    Check the Appropriate Box if a Member                  (a)    /  /
       of a Group*                                            (b)    /  /

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(3)    SEC Use Only

       N/A
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(4)    Source of Funds*

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(5)    Check if Disclosure of Legal Proceedings is Required Pursuant to Items
       2(d) or 2(e)

         U.S.
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(6)    Citizenship or Place of Organization

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Number of Shares                          (7)    Sole Voting
  Beneficially Owned                               Power
  by Each Reporting                            37,300
  Person With                       ------------------------------------------
                                          (8)    Shared Voting
                                                   Power
                                                 0
                                    ------------------------------------------
                                          (9)    Sole Dispositive
                                                   Power
                                               37,300
                                    ------------------------------------------
                                          (10)   Shared Dispositive
                                                   Power
                                                     0
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(11)   Aggregate Amount Beneficially Owned by Each Reporting Person

                                                     37,300
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(12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

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(13)   Percent of Class Represented by Amount in Row (11)

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(14)   Type of Reporting Person*

         IN
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                   *SEE INSTRUCTION BEFORE FILLING OUT


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CUSIP No. 644206104                    13D                    Page 3 of 5 Pages

ITEM 1.       SECURITY AND ISSUER

              Depositary Receipts

              New England Realty Associates Limited Partnership (the "Partnership"), a real estate management company, 39 Brighton Avenue, Allston, MA 02134

ITEM 2.       IDENTITY AND BACKGROUND

              Harold Brown is a director and executive officer of New Real, Inc., the corporate General Partner of the Issuer. The General Partner has no direct employees. The General Partner has employed The Hamilton Company as Manager of the properties of the Issuer. Mr. Brown purchased The Hamilton Company in 1993. Mr. Brown is 74 years old and has served on a number of boards as a director and trustee including, the Wedgestone Realty Trust, AFC Financial Corp. and the Coolidge Bank and Trust Company.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

              The Depositary Receipts owned by Mr. Brown were acquired in periodic open market purchases beginning in October, 1998. The source of funds for such purchases was personal funds of Mr. Brown.

              On October 28, 1999, Mr. Brown gifted 37,300 Depositary Receipts to the NERA 1994 Irrevocable Trust (the "Trust"), a grantor trust. The beneficiaries of the trust are the Amended and Restated Brown Pruitt Trust and the Amended and Restated Brown Oliver Trust, trusts for the benefit of children of Mr. Brown. Mr. Brown is not a trustee of the Trust and has no voting or dispositive power with respect to the Depositary Receipts held by the Trust. The Trust is irrevocable, but Mr. Brown retains the power to reacquire the Depositary Receipts held by the Trust provided that substitute assets are transferred to the Trust.


ITEM 4.       PURPOSE OF TRANSACTION

              Mr. Brown transferred without consideration therefore 37,300 Depositary Receipts to the Trust in connection with his personal estate planning. Mr. Brown has at various times since October, 1998 purchased Depositary Receipts on the open market, and Mr. Brown intends to continue to purchase Depositary Receipts on the open market or otherwise, or may dispose of Depositary Receipts on the open market or otherwise, subject to a number of factors, including, among others, market conditions and the market price of the Depositary Receipts, the condition of the Partnership, the availability of funds and the availability of other business opportunities. Mr. Brown may at any time transfer to the Trust any or all of the Depositary Receipts owned or hereafter acquired by him. Mr. Brown has the right to reacquire the Depositary Receipts held by the Trust provided that substitute assets are transferred to the Trust.



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CUSIP No. 644206104                    13D                    Page 4 of 5 Pages

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

           (a) Mr. Brown may be deemed to beneficially own 98,394 Depositary Receipts, which includes the 61,094 Depositary Receipts held by the Trust, which were held in the Trust prior to date of the gift to the Trust, representing approximately 9.0% of the outstanding Depositary Receipts.

           (b) Mr. Brown had sole voting and dispositive power with respect to the 37,300 Depositary Receipts held of record by him prior to the date of the gift to the Trust, representing approximately 9.0% of the outstanding Depositary Receipts. Mr. Brown has no voting power and no dispositive power with respect to the Depositary Receipts held by the Trust, although Mr. Brown has the right to reacquire the Depositary Receipts held by the Trust provided that substitute assets are transferred to the Trust.

           (c) Mr. Brown purchased the 37,300 Depositary Receipts on the open market. The source of funds for such purchase was personal funds of Mr. Brown. See also the second paragraph of Item 3 above, which is incorporated into this item by reference.

           (d) See the second paragraph of Item 3 above and Exhibit 1 hereto, each of which is incorporated into this item by reference.

           (e) As of October 28, 1999, Mr. Brown had sole or shared voting or dispositive power with respect to less than five percent of the outstanding number of Depositary Receipts. Mr. Brown may, however, be deemed to beneficially own the Depositary Receipts held by the Trust, which represent over five percent of the outstanding Depositary Receipts. This report shall not be deemed an admission for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, and the rules thereunder or for any other purpose that Mr. Brown beneficially owns the Depositary Receipts held by the Trust.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

              See the second paragraph of Item 3 above and Exhibit 1 hereto, each of which is incorporated into this item by reference.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

              Exhibit 1. NERA 1994 Irrevocable Trust dated as of December 8,
              1994.


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CUSIP No. 644206104                    13D                    Page 5 of 5 Pages


                                    SIGNATURE

         After reasonably inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       NOVEMBER        ,1999
                                       --------------------------------------
                                       (Date)

                                       /s/ Harold Brown
                                       --------------------------------------
                                       (Signature)

                                       HAROLD BROWN
                                       --------------------------------------
                                       (Name/Title)